[Letterhead of Wachtell, Lipton, Rosen & Katz]
VIA EDGAR
February 20, 2024
Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Juan Grana; Jessica Ansart

Re:	3M Health Care Company
Amendment No. 7 to Draft Registration Statement on Form 10
Submitted February 9, 2024
CIK 001964738
Dear Mr. Grana and Ms. Ansart:
On behalf of our client, Solventum Corporation (f/k/a 3M Health Care Company) (the “Company”), we hereby submit in electronic form the accompanying Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”), together with exhibits.
The Registration Statement reflects the responses of the Company to the comment of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated February 15, 2024 (the “Comment Letter”), and the inclusion of certain other information. Certain capitalized terms set forth in this letter are defined in the Registration Statement. All references to page numbers in our responses are to the pages of the information statement filed as Exhibit 99.1 to the Registration Statement.
For your convenience, the Staff’s comments are set forth in bold, followed by the Company’s responses.
Draft Registration Statement submitted February 9, 2024
Certain Relationships and Related Party Transactions
Agreements with 3M, page 241
1.We note your revised disclosure on pages 241-242 related to several of your agreements with 3M. Please address the following with respect to the revised disclosure:
•We note your revised disclosure on page 241 discussing the “exclusive (in its field of use), royalty-free, fully paid up license” that Solventum will receive at

U.S. Securities and Exchange Commission
February 20, 2024
spin. Please revise to disclose any termination provisions related to this license and to any of the licenses governed by the intellectual property cross license agreement.
Response:   In response to the Staff’s comment, the Company has revised the disclosure on pages 244 and 245.
•We note your revised disclosure on page 242 that "[t]he license to Scotchbond, Scotchpak and Scotchcast trademarks may be extended upon agreement between 3M and Solventum after the first 10-year term with payment of a reasonable royalty by Solventum." Please revise to quantify this royalty payment.
Response:   In response to the Staff’s comment, the Company has revised the disclosure on page 246.
•We note your revised disclosure on page 242 that the pricing for products under the applicable master supply agreement may be changed by the supplier “on an annual basis to reflect changes in production costs.” Please clarify whether there are any limitations on the supplier’s ability to change prices based on production costs such as, for example only, limits on increases.
Response:   In response to the Staff’s comment, the Company has revised the disclosure on page 246.
•We note your revised disclosure on page 242 that the initial term of the master supply agreements will be three years following the distribution date “and may be extended to facilitate a transition to alternative inputs or sources of supply.” Please revise to provide additional detail regarding this extension provision. In so doing, please clarify whether Solventum will have the right to extend the term of the agreement in order to facilitate a transition to alternative inputs or sources of supply and disclose any limitations on its right to extend the term.
Response:   In response to the Staff’s comment, the Company has revised the disclosure on page 246.
* * * * *
If you have any questions concerning the Registration Statement or require any additional information in connection with the filing of the Registration Statement, please do not hesitate to

U.S. Securities and Exchange Commission
February 20, 2024
contact the undersigned at (212) 403-1172 or JELevine@wlrk.com or my colleague Steven A. Rosenblum at (212) 403-1221 or SARosenblum@wlrk.com.

Sincerely,

/s/ Jenna E. Levine
Jenna E. Levine

cc:	Kevin H. Rhodes, 3M Company
Marcela Kirberger, Solventum Corporation
Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz